UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER


                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934


                                December 12, 2005


                        Commission File Number: 0-30232

                             APIVA VENTURES LIMITED
                 (Translation of registrant's name into English)

            Suite 238 - 1926 Como Lake Avenue Coquitlam, B.C. V3J 7X8
         --------------------------------------------------------------
                    (Address of principal executive offices)


       [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]


                           Form 20-F |X| Form 40-F |_|


                  [Indicate    by check mark whether the registrant by
                               furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to
                                      Rule 12g3-2(b) under the Securities
Exchange Act of 1934. ]


                                 Yes |_| No |X|


    [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.]

Item: 1 Change in Control of Registrant


Further to the Company's 6K filing as of June 22, 2005, the Company has reviewed the film library that the Company has licensed from Classic Media Distributors, Inc. and has released the 50,000,000 shares of the Company's common stock that was being held in escrow pending the evaluation of the license to the film library. The Company owns the European rights to a feature length motion pictures library and other film products contained in the film library.


On December 6, 2005 after the close of business, the Company had a Board of Directors Meeting authorizing the Company to issue 100,000 shares of common stock to Christopher Dean, President and Director, 50,000 shares of common stock to Piers Van Ziffle, Vice President and Director, and 50,000 shares of common stock to Nicholas Alexander, Secretary and Director in exchange for officer and director services until the next Annual General Meeting on March 1, 2006. These officers and directors are nominated for re-election by the Company's shareholders at the Annual General Meeting.




December 12, 2005                                      APIVA VENTURES LIMITED



                                                  By /s/ Mr. Christopher Dean
                                                  ------------------------------
                                                  Mr. Christopher Dean,
                                                  President and
                                                  Director